GIGGLES N HUGS, INC.

10250 Santa Monica Blvd., Suite 155

Los Angeles, CA 90067

April 26, 2013

VIA EDGAR

Heather Clark

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Giggles N Hugs, Inc.
Item 4.02; Form 8-K
Filed March 20, 2013
File No. 20000-53948

Dear Ms. Clark:

This letter is in response to your letter dated April 8, 2013. For your ease of reference, I have repeated your comments in this response. I have also filed Amendment No. 1 (the “Amendment”) to the Form 8-K that was filed with the Commission on March 20, 2013 (the “Filing”).

1.	We note that you received notice from Carrollton Partners, LLC, your outsourced financial advisor, that your previously issued financial statements for quarterly periods during 2012 should no longer be relied upon due to the omission of stock compensation transactions. In this regard, please amend to clarify the nature of your relationship with Carrollton. Your response and revised disclosure should state whether “outsourced financial advisor” refers to your internal accounting function that is effectively outsourced to another company or whether Carrollton serves you in an advisory capacity only. To the extent Carrollton is purely an advisor, please explain how Carrollton had knowledge of events concerning your accounting, or omission thereof, that required restatement. Alternatively, if Carrollton is your outsourced accounting function, please revise to amend your Form 8-K under Item 4.02(a), as Carrollton is not your independent auditor and reports under Item 4.02(b) of Form 8-K relate to restatements required as a result of information received from your independent auditor. We may have further comment upon receipt of your response.

In addition to serving as our Chief Executive Officer and a member of our Board of Directors, Joey Parsi is our Principal Financial Officer; however, our internal accounting function has been effectively outsourced to, inter alia, Carrollton Partners, LLC. We will amend our Form 8-K in order to report under Item 4.02(a).

Heather Clark

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

April 26, 2013

2.	Furthermore, we note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

We intend to file revised financial statements as restated 10-Q/A filings on or before May 3, 2013.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

I hope that I have adequately addressed your comments. If you have further comments, I ask that you forward a copy of them by facsimile to Peter Hogan, Esq. of Richardson & Patel LLP at (310) 208-1154. You may contact him by phone at (310) 208-1182.

I look forward to hearing from you shortly.

Very truly yours,

Giggles N Hugs, Inc.

/s/ Joey Parsi
Chief Executive Officer